Exhibit 3.3

ALTA EQUIPMENT GROUP INC.

CERTIFICATE OF DESIGNATIONS OF RIGHTS AND PREFERENCES

___% SERIES A CUMULATIVE PERPETUAL PREFERRED STOCK

December __, 2020

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”) and Article Fourth of the ALTA Equipment Group Inc. (the “Corporation”) Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”):

WHEREAS, Article Fourth of the Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Corporation (“Preferred Stock”) in one or more series, and expressly authorizes the Board of Directors of the Corporation (the “Board”), subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, one or more series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation, rights, preferences, powers, restrictions and limitations of the shares of such series;

WHEREAS, it is the desire of the Board to thereafter establish and fix the number of shares to be included in a new series of Preferred Stock and the designation, rights, preferences and limitations of the shares of such new series; and

WHEREAS, the Board, pursuant to the authority conferred upon it by Article Fourth of the Certificate of Incorporation and in accordance with Section 151(g) of the DGCL, acting through a unanimous written consent on August 20, 2020, adopted the following resolutions:

RESOLVED, that pursuant to the authority vested in the Board by the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”) and the Delaware General Corporation Law, the Board does hereby designate, create, authorize and provide for the issue of up to ___ (___) shares of Preferred Stock, having substantially the voting powers and such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions that are substantially in the form of the Certificate of Designation, Preferences and Rights of Series A Cumulative Perpetual Preferred Stock of the Company, in the form attached hereto as Annex A (the “Certificate of Designation”), and constituting an amendment to the Certificate of Incorporation.

RESOLVED, that each Authorized Officer be, and hereby is, authorized, empowered and directed, for and in the name and on behalf of the Company, upon determination of the final terms of the Public Offering and the Preferred Stock, to execute the Certificate of Designation and cause it to be filed with the Secretary of State of the State of Delaware.

Section 1. Number of Shares and Designation. This series of Preferred Stock shall be designated as the “___% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Series A Perpetual Preferred Stock”). The Series A Perpetual Preferred Stock shall be perpetual, subject to the provisions of Sections 4 and 5 hereof, and the authorized number of shares of the Series A Perpetual Preferred Stock shall be ___ shares. The number of shares of Series A Perpetual Preferred Stock may be increased from time to time pursuant to the provisions of Section 13 hereof and any such additional shares of Series A Perpetual Preferred Stock shall form a single series with the Series A Perpetual Preferred Stock. Each share of Series A Perpetual Preferred Stock shall have the same designations, rights, preferences, powers, restrictions and limitations as every other share of Series A Perpetual Preferred Stock.

Section 2. Dividends.

(a) Dividend Rate. Holders of shares of the Series A Perpetual Preferred Stock are entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends, cumulative cash dividends at an annual rate of ___%, which is equivalent to $___ per annum per share, based on the $25,000.00 liquidation preference (the “Dividend Rate”). The Dividend Rate shall accrue from, and including, the date of original issuance to, but not including, such date as may fixed for redemption. “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

(b) Dividend Payment Date; Dividend Record Date. Dividends on the Series A Perpetual Preferred Stock shall accrue daily and be cumulative from, and including, the date of original issue and shall be payable quarterly every February 28, May 30, August 31, and November 30 (each such payment date, a “Dividend Payment Date,” and each such quarterly period, a “Dividend Period”); provided that if any Dividend Payment Date is not a Business Day, then the dividend which would otherwise have been payable on that Dividend Payment Date may be paid on the next succeeding Business Day, and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that Dividend Payment Date to that next succeeding Business Day. The first dividend on the Series A Perpetual Preferred Stock is scheduled to be paid on ______ 2021 (in the amount of $_____ per share) to the persons who are the holders of record of the Series A Perpetual Preferred Stock at the close of business on the corresponding record date, which will be _____, 2021. Any dividend payable on the Series A Perpetual Preferred Stock, including dividends payable for any partial Dividend Period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the Corporation’s stock records for the Series A Perpetual Preferred Stock at the close of business on the applicable record date, which shall be the 15th day of each February, May, August and November, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”).

(c) Limiting Documents. No dividends on shares of Series A Perpetual Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Corporation at any time when the payment thereof would be unlawful under the laws of the State of Delaware or when the terms and provisions of any agreement of the Corporation, including any agreement relating to the Corporation’s indebtedness (the “Limiting Documents”), prohibit the authorization, payment or setting apart for payment thereof or provide that the authorization, payment or setting apart for payment thereof would constitute a breach of the Limiting Documents or a default under the Limiting Documents, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(d) Dividend Accrual. Notwithstanding the foregoing, dividends on the Series A Perpetual Preferred Stock will accrue regardless of whether (i) the terms of any Senior Stock (as defined in Section 7) the Corporation may issue or agreements the Corporation may enter into, including any documents governing the indebtedness of the Corporation, at any time prohibit the current payment of dividends; (ii) the Corporation has earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by the Board. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Perpetual Preferred Stock which may be in arrears, and holders of the Series A Perpetual Preferred Stock will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Perpetual Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to those shares.

(e) Dividends on Junior Stock or Parity Stock. Unless full cumulative dividends on the Series A Perpetual Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods, no dividends (other than in shares of the Corporation’s Common Stock, par value $0.0001 per share (the “Common Stock”) or in shares of any series of Preferred Stock that the Corporation may issue ranking junior to the Series A Perpetual Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon shares of any Junior Stock (as defined in Section 7) or Parity Stock (as defined in Section 7) the Corporation may issue. Nor shall any other dividend be declared or made upon such shares of Junior Stock or Parity Stock.

(f) Pro Rata Dividends. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Perpetual Preferred Stock and the shares of any other series of Preferred Stock that the Corporation may issue ranking on parity as to dividends with the Series A Perpetual Preferred Stock, all dividends declared upon the Series A Perpetual Preferred Stock and any other series of Preferred Stock ranking on parity that the Corporation may issue as to dividends with the Series A Perpetual Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Perpetual Preferred Stock and such other series of Preferred Stock that the Corporation may issue shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Perpetual Preferred Stock and such other series of Preferred Stock that the Corporation may issue (which shall not include any accrual in respect of unpaid dividends for prior Dividend Periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Perpetual Preferred Stock which may be in arrears.

(g) Payment of Accrued and Unpaid Dividends. Holders of Series A Perpetual Preferred Stock shall not be entitled to any dividend in excess of all accumulated accrued and unpaid dividends on the Series A Perpetual Preferred Stock as described in this Section 2. Any dividend payment made on the Series A Perpetual Preferred Stock shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.

Section 3. Liquidation Preference. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation’s affairs, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of Junior Stock, the holders of Series A Perpetual Preferred Stock shall be entitled to receive out of the Corporation’s assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, or $25,000.00 per share, plus an amount equal to all dividends (whether or not declared) accrued and unpaid thereon to and including the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Perpetual Preferred Stock will have no right or claim to any of the Corporation’s remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the Corporation’s available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Perpetual Preferred Stock and the corresponding amounts payable on all Senior Stock and Parity Stock, then after payment of the liquidating distribution on all outstanding Senior Stock, the holders of the Series A Perpetual Preferred Stock and all other such classes or series of Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, any consolidation or merger of the Corporation with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, or a statutory share exchange shall not be deemed to constitute the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

Section 4. Redemption.

(a) Optional Redemption. On and after December __, 2025, the Corporation may, at its option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Perpetual Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25,000.00 per share of Series A Perpetual Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If the Corporation elects to redeem any shares of Series A Perpetual Preferred Stock as described in this paragraph, the Corporation may use any available cash to pay the redemption price.

(b) Special Optional Redemption. Upon the occurrence of a Change of Control or Delisting Event, provided no Limiting Document may prohibit it, the Corporation may, at its option, upon not less than thirty (30) days nor more than sixty (60) days’ written notice, redeem the Series A Perpetual Preferred Stock, in whole or in part, within one hundred twenty (120) days, in the case of Change of Control, or ninety days (90), in the case of a Delisting Event, after the first date on which such Change of Control or Delisting Event occurred, in each case for cash at a redemption price of $25,000.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption. If, prior to the Special Exchange Date, the Corporation has provided notice of its election to redeem some or all of the shares of Series A Perpetual Preferred Stock (whether pursuant to its optional redemption right described in Section 4(a) above or this special optional redemption right), the holders of shares of Series A Perpetual Preferred Stock will not have the Special Exchange Right (as defined and described in Section 5(a)) with respect to the shares of Series A Perpetual Preferred Stock called for redemption. If the Corporation elects to redeem any shares of the Series A Perpetual Preferred Stock as described in this paragraph, the Corporation may use any available cash to pay the redemption price.

A “Change of Control” is deemed to occur when, after the original issuance of the Series A Perpetual Preferred Stock, the following have occurred and are continuing:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation’s stock entitling that person to exercise more than 50% of the total voting power of all the Corporation’s stock entitled to vote generally in the election of the Corporation’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American LLC (the “NYSE American”) or Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

A “Delisting Event” is deemed to occur when, after the original issuance of the Series A Perpetual Preferred Stock, the following have occurred and are continuing:

(i) the Shares of Series A Perpetual Preferred Stock are no longer listed on the NYSE, the NYSE American or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq; and

(ii) the Corporation is no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, but Shares of Series A Perpetual Preferred Stock are still outstanding.

“Special Exchange Date” means the date the shares of Series A Perpetual Preferred Stock are to be exchanged, which will be a Business Day that is no fewer than twenty (20) days nor more than thirty-five (35) days after the date on which the Corporation provides the notice described in Section 5(f) below to the holders of shares of Series A Perpetual Preferred Stock.

(c) Redemption Procedures.

(i) Notice of redemption will be mailed upon not less than thirty (30) days nor more than sixty (60) days before the redemption date to each holder of record of Series A Perpetual Preferred Stock at the address shown on the share transfer books of the Corporation. Each notice shall state: (i) the redemption date; (ii) the number of shares of Series A Perpetual Preferred Stock to be redeemed; (iii) the redemption price of $25,000.00 per share of Series A Perpetual Preferred Stock, plus any accrued and unpaid dividends to and including the date of redemption; (iv) the place or places where any certificates issued for Series A Perpetual Preferred Stock other than through The Depository Trust Company (“DTC”) book entry described below, are to be surrendered for payment of the redemption price; (v) that dividends on the Series A Perpetual Preferred Stock will cease to accrue on such redemption date; (vi) whether such redemption is being made pursuant to the provisions described above under Section 4(a) or Section 4(b); (vii) if applicable, that such redemption is being made in connection with a Change of Control or Delisting Event and, in that case, a brief description of the transaction or transactions constituting such Change of Control or Delisting Event, as the case may be, and (viii) any other information required by law or by the applicable rules of any exchange upon which the Series A Perpetual Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series A Perpetual Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series A Perpetual Preferred Stock to be redeemed from each such holder.

(ii) At the Corporation’s election, on or prior to the redemption date, the Corporation may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series A Perpetual Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of shares of Series A Perpetual Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for shares of Series A Perpetual Preferred Stock other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to the Corporation. Any monies so deposited that remain unclaimed by the holders of shares of Series A Perpetual Preferred Stock at the end of six months after the redemption date will be returned to the Corporation by such bank or trust company. If the Corporation makes such a deposit, shares of Series A Perpetual Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

(iii) On or after the date fixed for redemption, each holder of shares of Series A Perpetual Preferred Stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his or her Series A Perpetual Preferred Stock to the Corporation at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series A Perpetual Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of Preferred Stock.

(iv) If the Corporation redeems any shares of Series A Perpetual Preferred Stock and if the redemption date occurs after a Dividend Record Date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date with respect to such shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such Dividend Record Date, and shall not be payable as part of the redemption price for such shares.

Section 5. Limited Exchange Rights Upon a Change of Control or Delisting Event.

(a) Special Exchange Right. Upon the occurrence of a Change of Control or Delisting Event, each holder of shares of Series A Perpetual Preferred Stock will have the right (unless, prior to the Special Exchange Date, the Corporation has provided or provides irrevocable notice of its election to redeem the Series A Perpetual Preferred Stock as described in Section 4 above, in which case such holder will only have the right with respect to the shares of Series A Perpetual Preferred Stock not called for redemption (unless the Corporation defaults in the payment of the redemption price and accumulated and unpaid dividends in which case such holder will again have an exchange right with respect to the shares of Series A Perpetual Preferred Stock subject to such default in payment) to exchange some or all of the shares of Series A Perpetual Preferred Stock held by such holder (the “Special Exchange Right”) on the Special Exchange Date for a number of shares of Common Stock per share of Series A Perpetual Preferred Stock (the “Common Stock Exchange Consideration”), which is equal to the lesser of:

(i) the quotient obtained by dividing (i) the sum of the $25,000.00 liquidation preference per share of Series A Perpetual Preferred Stock plus the amount of any accumulated and unpaid dividends (whether or not declared) to, but not including, the Special Exchange Date (unless the Special Exchange Date is after a record date for a Series A Perpetual Preferred Stock dividend payment and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (such quotient, the “Exchange Rate”); and

(ii) [_______] shares of Common Stock (the “Share Cap”), subject to certain adjustments described below.

“Common Stock Price” means (i) if the consideration to be received in a Change of Control by the holders of shares of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of shares of Common Stock is other than solely cash or in the event of a Delisting Event (x) the average of the closing sale prices per share of the Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten (10) consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for Common Stock in the over-the-counter market as reported by OTC Market Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Corporation’s Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Corporation’s Common Stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

(b) Exchange Consideration. In the case of a Change of Control pursuant to which the Common Stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Series A Perpetual Preferred Stock will receive upon exchange of such shares the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of the Corporation’s Common Stock equal to the Common Stock Exchange Consideration immediately prior to the effective time of the Change of Control (the “Alternative Exchange Consideration,” and the Common Stock Exchange Consideration or the Alternative Exchange Consideration, as may be applicable to a Change of Control, is referred to as the “Exchange Consideration”).

If the holders of the Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Exchange Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of the Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of such Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

(c) Fractional Shares. The Corporation will not issue fractional shares of Common Stock upon the exchange of shares of Series A Perpetual Preferred Stock. Instead, the Corporation will pay the cash value of such fractional shares.

(d) Effect of Redemption Notice on Exchange. If the Corporation provides a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or Delisting Event as described in Section 4(b) above, or its optional redemption right as described in Section 4(a) above, holders of shares of Series A Perpetual Preferred Stock will not have any right to exchange such shares of Series A Perpetual Preferred Stock that the Corporation has so elected to redeem or subsequently selected for redemption, and any such shares of Series A Perpetual Preferred Stock that have been surrendered for exchange pursuant to the Special Exchange Right will be redeemed on the related redemption date instead of exchanged on the Special Exchange Date.

If the Corporation elects to redeem shares of Series A Perpetual Preferred Stock that would otherwise be exchanged for the applicable Exchange Consideration on a Special Exchange Date, such shares of Series A Perpetual Preferred Stock will not be so exchanged and the holders of such shares will be entitled to receive on the applicable redemption date $25,000.00 per share of Series A Perpetual Preferred Stock, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date.

(e) Limitations. Notwithstanding the foregoing, the holders of shares of Series A Perpetual Preferred Stock will not have the Special Exchange Right in connection with a Change of Control if the acquiror has shares listed or quoted on the NYSE, the NYSE American or the Nasdaq or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the Nasdaq, and the Series A Perpetual Preferred Stock becomes convertible into or exchangeable for such acquiror’s listed shares upon a subsequent Change of Control of the acquiror.

(f) Notice to Holders. Upon not less than thirty (30) days nor more than sixty (60) days following the occurrence of a Change of Control or Delisting Event, the Corporation will provide to holders of shares of Series A Perpetual Preferred Stock a notice of occurrence of the Change of Control or Delisting Event that describes the resulting Special Exchange Right. This notice will state the following:

(i) the events constituting the Change of Control or Delisting Event, as applicable;

(ii) the date of the Change of Control or Delisting Event, as applicable;

(iii) the last date on which the holders of shares of Series A Perpetual Preferred Stock may exercise their Special Exchange Right;

(iv) the method and period for calculating the Common Stock Price;

(v) the Special Exchange Date;

(vi) that if, prior to the Special Exchange Date, the Corporation has provided or provide irrevocable notice of its election to redeem all or any shares of the Series A Perpetual Preferred Stock, holders will not be able to exchange their shares of Series A Perpetual Preferred Stock designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for exchange pursuant to the Special Exchange Right (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends);

(vii) if applicable, the type and amount of Alternative Form Consideration entitled to be received per share of Series A Perpetual Preferred Stock;

(viii) the name and address of the paying agent and the exchange agent;

(ix) the procedures that the holders of shares of Series A Perpetual Preferred Stock must follow to exercise the Special Exchange Right; and

(x) the last date on which holders of shares of Series A Perpetual Preferred Stock may withdraw shares surrendered for exchange and the procedures such holders must follow to effect such a withdrawal.

The Corporation will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides the notice described above to the holders of shares of Series A Perpetual Preferred Stock.

(g) Exercise of Special Exchange Right. To exercise the Special Exchange Right, the holders of shares of Series A Perpetual Preferred Stock will be required to deliver, on or before the close of business on the Special Exchange Date, the certificates (if any) representing the shares of Series A Perpetual Preferred Stock to be exchanged, duly endorsed for transfer, together with a written exchange notice completed, to Continental Stock Transfer & Trust Company, or such other transfer agent as the Corporation may designate from time to time (such transfer agent, the “Transfer Agent”), or, in the case of shares of Series A Perpetual Preferred Stock held in global form, comply with the applicable procedures of DTC. The exchange notice must state:

(i) the relevant Special Exchange Date;

(ii) the number of shares of Series A Perpetual Preferred Stock to be exchanged; and

(iii) that such shares of Series A Perpetual Preferred Stock are to be exchanged pursuant to the applicable provisions of the Series A Perpetual Preferred Stock.

Notwithstanding the foregoing, if the shares of Series A Perpetual Preferred Stock are held in global form, the exchange notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of DTC.

Holders of shares of Series A Perpetual Preferred Stock may withdraw any notice of exercise of a Special Exchange Right (in whole or in part) by a written notice of withdrawal delivered to the Transfer Agent prior to the close of business on the Business Day prior to the Special Exchange Date. The notice of withdrawal must state:

(i) the number of withdrawn shares of Series A Perpetual Preferred Stock;

(ii) if certificated Series A Perpetual Preferred Stock has been issued, the certificate numbers of the withdrawn shares of Series A Perpetual Preferred Stock; and

(iii) the number of shares of Series A Perpetual Preferred Stock, if any, which remain subject to the exchange notice.

(h) Exchange. Shares of Series A Perpetual Preferred Stock as to which the Special Exchange Right has been properly exercised and for which the exchange notice has not been properly withdrawn will be exchanged for the applicable Exchange Consideration in accordance with the Special Exchange Right on the Special Exchange Date, unless prior to the Special Exchange Date the Corporation has provided or provide notice of its election to redeem such shares of Series A Perpetual Preferred Stock.

Section 6. Status of Acquired Shares. All shares of Series A Perpetual Preferred Stock redeemed by the Corporation in accordance with Section 4 or Section 5 hereof, or otherwise acquired by the Corporation, shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Corporation.

Section 7. Ranking. The Series A Perpetual Preferred Stock will rank: (i) senior to all of the Corporation’s Common Stock and any other equity securities that the Corporation may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Perpetual Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (“Junior Stock”); (ii) equal to any shares of equity securities that the Corporation may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Perpetual Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (“Parity Stock”); (iii) junior to all other equity securities the Corporation issues, the terms of which specifically provide that such equity securities rank senior to the Series A Perpetual Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Perpetual Preferred Stock) (“Senior Stock”); and (iv) junior to all of the Corporation’s existing and future indebtedness (including indebtedness convertible to our common stock or preferred stock) and to any indebtedness and other liabilities of our existing subsidiaries.

Section 8. Voting Rights. The Series A Perpetual Preferred Stock shall have no voting rights, except as set forth in this Section 8 or as otherwise required by law.

(a) During the period any shares of Series A Perpetual Preferred Stock remain outstanding, unless the Corporation has received the approval of two-thirds of the votes entitled to be cast by the holders of outstanding Series A Perpetual Preferred Stock (voting together as a single class with the holders of any other series of Parity Stock upon which like voting rights have been conferred and are exercisable), either at a meeting of stockholders or by written consent, the Corporation will not:

(i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Perpetual Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of the Corporation’s authorized capital stock into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

(ii) amend, alter, repeal or replace its Certificate of Incorporation, including by way of a merger, consolidation or otherwise in which we may or may not be the surviving entity, so as to materially and adversely affect and deprive holders of Series A Perpetual Preferred Stock of any right, preference, privilege or voting power of the Series A Perpetual Preferred Stock.

For purposes of the foregoing voting requirements, the increase in the amount of the authorized preferred stock, including the Series A Perpetual Preferred Stock, or the creation or issuance of any additional Series A Perpetual Preferred Stock or other series of preferred stock that the Corporation may issue, or any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Perpetual Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, outstanding at the time (voting together as a class) shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Perpetual Preferred Stock.

(b) Special Voting Right.

(i) If and whenever dividends on the Series A Perpetual Preferred Stock or any other class or series of preferred stock that ranks on parity with Series A Perpetual Preferred Stock as to payment of dividends, and upon which voting rights equivalent to those granted by this Section 8(b)(i) have been conferred and are exercisable, have not been paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six or more quarterly Dividend Periods (whether consecutive or not), the number of directors constituting the Board of Directors shall be increased by two, and the holders of the Series A Perpetual Preferred Stock (together with holders of any class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist), shall have the right, voting separately as a single class without regard to series, to the exclusion of the holders of common stock, to elect two directors of the Corporation to fill such newly created directorships (and to fill any vacancies in the terms of such directorships), provided that the election of such directors must not cause the Corporation to violate the corporate governance requirements of the New York Stock Exchange (or other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors and further provided that the Board of Directors shall at no time include more than two such directors. Each such director elected by the holders of shares of Series A Perpetual Preferred Stock and any other class or series of preferred stock that ranks on parity with Series A Perpetual Preferred Stock as to payment of dividends having equivalent voting rights is a “Preferred Director.”

(ii) The election of the Preferred Directors will take place at any annual meeting of stockholders or any special meeting of the holders of Series A Perpetual Preferred Stock and any other class or series of the Corporation’s stock that ranks on parity with Series A Perpetual Preferred Stock as to payment of dividends and having equivalent voting rights and for which dividends have not been paid, called as provided herein. At any time after the special voting power has vested pursuant to Section 8(b)(i) above, the secretary of the Corporation may, and upon the written request of any holder of Series A Perpetual Preferred Stock (addressed to the secretary at the Corporation’s principal office) must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), call a special meeting of the holders of Series A Perpetual Preferred Stock and any other class or series of preferred stock that ranks on parity with Series A Perpetual Preferred Stock as to payment of dividends and having equivalent voting rights and for which dividends have not been paid for the election of the two directors to be elected by them as provided in Section 8(b)(iii) below. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for a special meeting to elect the Preferred Directors will be given in a similar manner to that provided in the Corporation’s By-laws for a special meeting of the stockholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series A Perpetual Preferred Stock may (at the Corporation’s expense) call such meeting, upon notice as provided in this Section 8(b)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of the Corporation’s stockholders unless they have been previously terminated or removed pursuant to Section 8(b)(iv). In case any vacancy in the office of a Preferred Director occurs (other than prior to the initial election of the Preferred Directors), the vacancy may be filled by the written consent of the Preferred

Director remaining in office, or if none remains in office, by the vote of the holders of the Series A Perpetual Preferred Stock (together with holders of any other class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) to serve until the next annual meeting of the stockholders.

(iv) Whenever full dividends have been paid regularly on the Series A Perpetual Preferred Stock and any other class or series of preferred stock that ranks on parity with Series A Perpetual Preferred Stock as to payment of dividends, if any, for the equivalent of at least four quarterly Dividend Periods, then the right of the holders of Series A Perpetual Preferred Stock to elect the Preferred Directors will cease (but subject always to the same provisions for the vesting of the special voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods). The terms of office of the Preferred Directors will immediately terminate, and the number of directors constituting the Board of Directors will be reduced accordingly. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series A Perpetual Preferred Stock (together with holders of any other class of the Corporation’s authorized preferred stock having equivalent voting rights, whether or not the holders of such preferred stock would be entitled to vote for the election of directors if such default in dividends did not exist) when they have the voting rights described in this Section 8(b).

(c) The above voting provisions will not apply with respect to shares of Series A Perpetual Preferred Stock if, at or before the time when the act with respect to which the vote would otherwise be required is effected, such outstanding shares of Series A Perpetual Preferred Stock either are subject to (1) a notice of redemption pursuant to the provisions in Section 4(a) or Section 4(b) above and funds sufficient to pay the applicable redemption price, including accumulated and unpaid dividends, for all of such shares of Series A Perpetual Preferred Stock called for redemption have been set aside for payment or (2) a Special Exchange Right which has been properly exercised and not withdrawn.

(d) When the Series A Perpetual Preferred Stock is entitled to vote, such shares are entitled to one vote per share. In any matter in which the Series A Perpetual Preferred Stock may vote as a single class with any other series of Preferred Stock (as may be required by law), each share of Series A Perpetual Preferred Stock shall be entitled to one vote per $25,000.00 of stated liquidation preference. However, the Corporation may create additional series or classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock (including the Series A Perpetual Preferred Stock) and Junior Stock and issue additional series of Parity Stock and Junior Stock without the consent of any holder of the Series A Perpetual Preferred Stock.

(e) The holders of Series A Perpetual Preferred Stock are not entitled to vote separately as a class or series on an amendment to this Certificate or the Certificate of Incorporation, except as would be unlawful under the laws of the State of Delaware.

Section 9. Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Perpetual Preferred Stock are outstanding, the Corporation shall use its best efforts to (a) transmit by mail to all holders of Series A Perpetual Preferred Stock, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation was subject to such sections (other than any exhibits that would have been required) and (b) promptly upon written request, supply copies of such reports to any prospective holder of Series A Perpetual Preferred Stock. The Corporation shall mail the reports to the holders of Series A Perpetual Preferred Stock within 30 days after the respective dates by which the Corporation would have been required to file the reports with the SEC if the Corporation were then subject to Section 13 or 15(d) of the Exchange Act, assuming the Corporation is a “accelerated filer” in accordance with the Exchange Act.

Section 10. Record Holders. The Corporation and the Transfer Agent shall deem and treat the record holder of any shares of Series A Perpetual Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 11. Sinking Fund. The Series A Perpetual Preferred Stock shall not be entitled to the benefits of any retirement or sinking fund.

Section 12. Preemptive Rights. No holders of Series A Perpetual Preferred Stock will, as holders of Series A Perpetual Preferred Stock, have any preemptive rights to purchase or subscribe for the Corporation’s Common Stock or any of its other securities.

Section 13. Amendment of Resolution. The Board reserves the right from time to time to increase (but not in excess of the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares of Series A Perpetual Preferred Stock then outstanding) the number of shares that constitute the Series A Perpetual Preferred Stock by further resolution adopted by the Board or a duly authorized committee of the Board and by the filing of a certificate pursuant to the provisions of the DGCL stating that such increase or decrease, as the case may be, has been so authorized and in other respects to amend this Certificate within the limitations provided by law, this resolution and the Certificate of Incorporation.

Section 14. Book Entry.

(a) Global Certificates. The Series A Perpetual Preferred Stock shall be issued initially in the form of one or more fully registered global certificates (“Global Preferred Shares”), which shall be deposited on behalf of the purchasers represented thereby with the Transfer Agent, as custodian for DTC, or with DTC’s nominee, Cede & Co., or such other depositary of the Corporation’s choosing that is a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a clearing agency under Section 17A of the Exchange Act (the “Depositary”) (or with such other custodian as the Depositary may direct), and registered in the name of the Depositary or its nominee, duly executed by the Corporation and authenticated by the Transfer Agent. The number of shares of Series A Perpetual Preferred Stock represented by Global Preferred Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and the Depositary as hereinafter provided. Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under these terms of the Series A Perpetual Preferred Stock with respect to any Global Preferred Shares held on their behalf by the Depositary or by the Transfer Agent as the custodian of the Depositary or under such Global Preferred Shares, and the Depositary may be treated by the Corporation, the Transfer Agent and any agent of the Corporation or the Transfer Agent as the absolute owner of such Global Preferred Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Transfer Agent or any agent of the Corporation or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Shares.

(b) Direct Registration System. The Series A Perpetual Preferred Stock will be registered in book-entry form through the Direct Registration System (the “DRS”). The DRS is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated shares, which ownership shall be evidenced by periodic statements issued by the depositary to the holders of shares of Series A Perpetual Preferred Stock entitled thereto. This direct registration form of ownership allows investors to have securities registered in their names without requiring the issuance of a physical stock certificate, eliminates the need for you to safeguard and store certificates and permits the electronic transfer of securities to effect transactions without transferring physical certificates.

Section 15. No Conflict; Article Eight to Govern.

(a) Corporation Securities. The Series A Perpetual Preferred Stock shall be treated as “Corporation Securities” as defined in and subject to the provisions of Article Eight of the Certificate of Incorporation.

(b) Restrictions on Issuance, Transfer and Exchanges. The provisions of Article Eight of the Certificate of Incorporation shall govern the issuance, transfer, exchange and redemption of the Series A Perpetual Preferred Stock in all respects. In the event of a conflict between the requirements of such Article Eight and this Certificate of Designation, the provisions of Article Eight of the Certificate of Incorporation shall prevail.

IN WITNESS WHEREOF, ALTA Equipment Group Inc. has caused this Certificate of Designations to be signed by the undersigned as of the date first written above.

ALTA EQUIPMENT GROUP INC.

By:	/s/ Ryan Greenawalt
Name: Ryan Greenawalt
Title: Chief Executive Officer

[Signature Page to Series A Certificate of Designation]